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                                                                   NEWS RELEASE

FOR IMMEDIATE RELEASE JULY 5, 2001
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Contact:          ALLEN & CARON INC
                  Jane Creber (Investors);      Mike Mason (Investors)
                  Len Hall (Media)              212-691-8087
                  949-474-4300                  michaelm@allencaron.com
                  jane@allencaron.com
                  len@allencaron.com

                  A.C.L.N. LIMITED
                  Christian Payne
                  Chief Financial Officer
                  310-551-0062
                  christian@aclnltd.com



             A.C.L.N. LIMITED TO HOLD ANNUAL MEETING OF SHAREHOLDERS
               ON JULY 23, 2001; SETS RECORD DATE OF JUNE 28, 2001

LOS ANGELES, CA (JULY 5, 2001) .... A.C.L.N. Limited (Nasdaq NM:ACLNF), a global leader in the distribution and logistics of new and pre-owned automobiles, today announced that its Annual Meeting of Shareholders for the year ended December 31, 2000 will be held on Monday, July 23, 2001, at 2:00 PM EDT, in the Gramercy Room at The Peninsula Hotel, 700 Fifth Avenue at 55th Street, New York City.

All A.C.L.N. shareholders of record as of June 28, 2001, will be eligible to vote in person or by proxy at the Annual Meeting and have been mailed a proxy statement and annual report.

ABOUT A.C.L.N. LIMITED

A.C.L.N. Limited (www.aclnfltd.com) is a global leader in automobile logistics, serving four European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) automobile logistics services between Europe and Africa, and (ii) wholesale automobile distribution service in Africa. With an established global network, A.C.L.N. provides door-to-door shipping and logistics of personal vehicles from Europe to developing countries in Africa.

For investor relations information, visit the A.C.L.N. pages in the "Client" section of the Allen & Caron Inc web site at www.allencaron.com


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